UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 26, 2026

Commission File Number: 001-39363

IMMATICS N.V.

Paul-Ehrlich-Straße 15

72076 Tübingen, Federal Republic of Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On August 26, 2026, Immatics N.V. (the “Company”) completed an offering of 15,535,100 ordinary shares (the “Shares”), including the exercise in full of the underwriters’ option to purchase 2,589,814 ordinary shares, and pre-funded warrants (the “Pre-Funded Warrants” and together with the Shares, the “Securities”) to purchase 4,315,304 ordinary shares, pursuant to an underwriting agreement (the “Underwriting Agreement”) with Jefferies LLC, Jefferies GmbH, Leerink Partners LLC and Cantor Fitzgerald & Co., as representatives of the several underwriters. The Underwriting Agreement includes the terms and conditions for the offering and sale of the Securities, indemnification and contribution obligations, and other terms and conditions customary in agreements of this type. The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the Underwriting Agreement, which is attached to this Report on Form 6-K as Exhibit 1.1.

Each Pre-Funded Warrant is exercisable for one ordinary share at an exercise price of $0.001 per share. The Pre-Funded Warrants are immediately exercisable, do not expire, and may be exercised at any time after issuance in whole or in part solely by means of a cashless exercise, provided that a holder may not exercise any Pre-Funded Warrant to the extent that such exercise would cause the holder and its affiliates to beneficially own more than 9.99% of the Company’s outstanding ordinary shares (which percentage may be increased or decreased by the holder to any other percentage not in excess of 19.99% upon at least 61 days’ prior written notice to the Company). The exercise price and the number of ordinary shares issuable upon exercise of the Pre-Funded Warrants are subject to appropriate adjustment in the event of share dividends, share splits, combinations, reclassifications, or similar events.

In connection with a fundamental transaction (as described in the form of Pre-Funded Warrants, and generally including any reorganization, recapitalization or reclassification of the Company’s ordinary shares, the sale, transfer or other disposition of all or substantially all of the Company’s assets, the consolidation or merger with or into another person in which the Company is not the surviving entity or in which its shareholders immediately prior to such merger or consolidation do not own, directly or indirectly, at least 50% of the voting power of the surviving entity immediately after such merger or consolidation, the acquisition of more than 50% of the Company’s outstanding ordinary shares, or any person or group becoming the beneficial owner of more than 50% of the voting power of the Company’s outstanding ordinary shares), holders will be entitled to receive upon exercise the same kind and amount of securities, cash, or other property that such holders would have received had they exercised the Pre-Funded Warrants immediately prior to such fundamental transaction. The Pre-Funded Warrants are transferable without the Company’s consent, subject to applicable laws. The form of Pre-Funded Warrant is filed as Exhibit 4.1 to this report and the foregoing description of the terms of the Pre-Funded Warrants does not purport to be complete and is qualified in its entirety by reference to the form of Pre-Funded Warrant, which is attached to this Report on Form 6-K as Exhibit 4.1.

The Securities have been registered under the Securities Act of 1933, as amended, pursuant to a registration statement on Form F-3 (File No. 333-286151) (the “Registration Statement”). The Company has filed with the U.S. Securities and Exchange Commission a prospectus supplement dated August 24, 2026, together with an accompanying prospectus dated April 3, 2025, relating to the offer and sale of the Securities.

The net proceeds from the offer and sale of the Securities are approximately $161.1 million, after deducting the underwriting discount and fees and offering expenses payable by the Company. The Company intends to use the net proceeds from the offer and sale of the Securities to fund the continued research and development of its pipeline, the manufacturing, production and, if approved, commercialization of its product candidates and for working capital and other general corporate purposes.

Opinions of counsel regarding the validity of the Securities are attached to this Report on Form 6-K as Exhibit 5.1 and Exhibit 5.2 and the consents of such counsel relating to the incorporation of such opinions into the Registration Statement are attached to this Report on Form 6-K as Exhibit 23.1 and Exhibit 23.2.

INCORPORATION BY REFERENCE

This Report on Form 6-K (other than Exhibit 99.1), including Exhibits 1.1, 4.1, 5.1, 5.2, 23.1 and 23.2, shall be deemed to be incorporated by reference into the registration statement on Form F-3 (Registration No. 333-286151) of Immatics N.V. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

This Report on Form 6-K (other than Exhibits 1.1, 4.1, 5.1, 5.2, 23.1, 23.2 and 99.1) shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Nos. 333-240260 and 333-274218) of Immatics N.V. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

1.1	Underwriting Agreement, dated August 24, 2026, between Immatics N.V. and Jefferies LLC, Jefferies GmbH, Leerink Partners LLC and Cantor Fitzgerald & Co., as representatives of the several underwriters

4.1	Form of Pre-Funded Warrant

5.1	Opinion of NautaDutilh N.V.

5.2	Opinion of Davis Polk & Wardwell LLP

23.1	Consent of NautaDutilh N.V. (included in Exhibit 5.1)

23.2	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5.2)

99.1	Press release dated August 25, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMATICS N.V.

Date: August 26, 2026	By:	/s/ Harpreet Singh
	Name:	Harpreet Singh
	Title:	Chief Executive Officer